SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on September 22, 2015

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (“PDMRs”) AND CONNECTED PERSONS

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a)

Date of Notification:	September 22, 2015

Today’s Date:	September 22, 2015

Name of Issuer:	Royal Dutch Shell plc

Date of transaction:	September 22, 2015

Name of Directors/PDMRs

See names listed below.

Nature of the transaction

Rollover of dividends into Royal Dutch Shell plc shares RDSA, RDSB and RDS.A (as given below) under the Long-Term Incentive Plan, Deferred Bonus Plan and Performance Share Plan.

The values are as follows:

Ben van Beurden	€205,366.60
Simon Henry	£120,127.10
John Abbott	£50,585.77
Harry Brekelmans	€52,226.51
Andrew Brown	£61,752.57
Donny Ching	€40,146.39
Hugh Mitchell	£54,795.42
Marvin Odum	$128,466.70

The number of shares is as follows:

Ben van Beurden	RDSA	9324
Simon Henry	RDSB	7527
John Abbott	RDSB	3170
Harry Brekelmans	RDSA	2371
Andrew Brown	RDSB	3869
Donny Ching	RDSA	1823
Hugh Mitchell	RDSB	3433
Marvin Odum	RDS.A	2599

Classes of security

Royal Dutch Shell Class A - ordinary shares (“RDSA”)

Royal Dutch Shell Class B - ordinary shares (“RDSB”)

Royal Dutch Shell plc Class A - ADS (“RDS.A”)

Note

Details of the Long Term Incentive Plan, Deferred Bonus Plan and Performance Share Plan can be found in the Royal Dutch Shell plc Annual Report and Form 20-F for the year ended December 31, 2014 (www.shell.com/annualreport)

Mark Edwards

Deputy Company Secretary

ENQUIRIES:

MEDIA

International: +44 (0) 20 7934 5550

INVESTOR RELATIONS

International: + 31 (0) 70 377 4540

North America: +1 832 337 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	M Edwards

	Name:	M Edwards
	Title:	Deputy Company Secretary

Date: September 24, 2015